SMEAD FUNDS TRUST

(the “Trust”)

Amended and Restated Rule 12b-1 Plan

The Plan (“Plan”) described below is adopted pursuant to the provisions of Rule 12b-1 (“Rule 12b-1”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by the Board of Trustees (“Board” and the members individually, “Trustees”) of the Trust, including a majority of the Trustees who: (i) are not “interested persons,” as defined by Section 2(a)(19) of the 1940 Act, of the Trust (“Independent Trustees”); and (ii) have no direct or indirect financial interest in the Plan or any agreement related thereto, (the “Qualified Independent Trustees”).

The Trust currently issues units of beneficial interest (“Shares”) in the following funds: the Smead Value Fund and the Smead International Value Fund (each, a “Fund” and collectively, the “Funds”). The Smead Value Fund has seven classes of Shares under the Plan: Investor Class shares, Class A shares, Class C shares, Class RI shares, Class R2 shares, Class R3 shares and Class R4 shares. The Smead International Value Fund has three classes of Shares under the Plan: Investor Class shares, Class A shares and Class C shares. The Trust desires to adopt the Plan with respect to each Fund that is presently designated and such other series or classes as may hereafter be designated by the Board (each, an “Additional Fund”). The Board having determined that there is a reasonable likelihood that the following described Plan will benefit the Trust and its shareholders and that said Plan is otherwise in the best interests of the Trust and its shareholders, hereby adopts and approves the Plan, and the related agreements described herein.

1.        The Plan is adopted in order to induce firms (including brokerage firms, depository institutions and other firms) to provide distribution services to the Trust and its shareholders and to enable the Trust to compensate such firms for providing such distribution services to the Trust and its shareholders. In addition, a portion of such compensation may be paid for sub-accounting services provided to beneficial owners, as well as account maintenance and personal service to shareholders. These services may include, but are not limited to, assisting in, establishing and maintaining shareholder accounts and records, assisting with purchase and redemption requests, arranging for bank wires, monitoring dividend payments from the Trust to shareholders and receiving and answering correspondence. The portion of the distribution fee that will be used to pay for such sub-accounting services for any share class will be no more than 0.25 of 1% per annum of the average daily net assets attributable to such class (up to the maximum annual rate set forth herein for each share class).

2.        Amounts paid under the Plan shall comply with the guidelines concerning asset-based sales charges as set forth in the Conduct Rules of the Financial Industry Regulatory Authority, Inc.

3.        Pursuant to an agreement, the Trust will pay the principal distributor named therein from time to time (“Principal Distributor”) the following fees:

Class	Distribution Fee
Investor Class Shares	Distribution fee at an annual rate equal to 0.25 of 1% per annum of the average daily net assets
Class A Shares	Distribution fee at an annual rate equal to 0.25 of 1% per annum of the average daily net assets
Class C Shares	Distribution fee at an annual rate equal to 0.75 of 1% per annum of the average daily net assets
Class R1 Shares	Distribution fee at an annual rate equal to 0.50 of 1% per annum of the average daily net assets
Class R2 Shares	Distribution fee at an annual rate equal to 0.50 of 1% per annum of the average daily net assets
Class R3 Shares	Distribution fee at an annual rate equal to 0.50 of 1% per annum of the average daily net assets
Class R4 Shares	Distribution fee at an annual rate equal to 0.25 of 1% per annum of the average daily net assets

Because the Plan is a “compensation” plan (versus a “reimbursement” plan), the fees set forth above are paid to the Principal Distributor regardless of the distribution- and shareholder servicing-related expenses actually incurred. As a result, the amount of such fees paid by the Trust during any year may be more or less than the actual expenses incurred by the Principal Distributor pursuant to the Plan.

4.        The Board shall require that the Principal Distributor prepare reports for review of the Board on a quarterly basis which list the amounts expended by the Principal Distributor under the Agreement and the purposes for such expenditures, including amounts paid to participating broker-dealers or other firms, if any, and such other information as the Board shall reasonably request from time to time. Not less frequently than quarterly, the Board shall review said report(s) at a meeting of the Board.

5.        The Plan (and any related agreements) will become effective upon approval by a vote of the Board and of the Qualified Independent Trustees, cast in person at a meeting called for the purpose of voting on the Plan.

6.        The Plan (and related agreements) unless terminated earlier as hereinafter provided, shall continue in effect from year-to-year as to each Fund so long as each such continuance is approved at least annually by the vote of the Board, including a majority of the Qualified Independent Trustees, cast in person at a meeting called for the purpose of voting on such Plan (and related agreements). The Plan (and related agreements) shall become effective as to each Additional Fund upon approval by the vote of the Board, including a majority of the Qualified Independent Trustees, and any other approvals that may be required by Rule 12b-1.

7.        The Plan may be terminated by the Trust or a Fund at any time upon the vote of a majority of the Qualified Independent Trustees or by the vote of a majority of the outstanding voting securities of that Fund (as defined in the 1940 Act). Any related agreement may be terminated by the Trust in a similar manner without penalty upon at least 60 days’ written notice to the other party to the agreement, and will terminate automatically in the event of its assignment (as defined in the 1940 Act).

8.        All material amendments to the Plan must be approved by the vote of the Board, including a majority of the Qualified Independent Trustees, cast in person at a meeting called for the purpose of voting on such amendments, and in the case of any amendment materially increasing the amount of expenditures for distribution and shareholder servicing to be paid by a Fund, by the vote of the majority of the outstanding voting securities of the Fund (as defined in the 1940 Act).

9.        So long as the Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of Independent Trustees.

10.        Copies of the Plan, any related agreements, and any reports made to the Board hereunder must be preserved by the Trust for a period of not less than six years from the date of the Plan, agreement or report, the first two years in an easily accessible place.

11.        Because the Plan covers more than one share class, and may cover more than one series of the Trust, the provisions of the Plan are severable for each class and series and whenever the Plan requires action to be taken by the Board or shareholders, that action must be taken separately for each class or series affected by the matter.

Amended and Restated: December 9, 2021

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